Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260976

Registration No. 333-264085

Prospectus Supplement No. 5

(to Prospectus dated December 29, 2021)

Prospectus Supplement No. 3

(to Prospectus dated April 15, 2022)

WeWork Inc.

760,765,488 Shares of Class A Common Stock

7,773,333 Warrants to Purchase Class A Common Stock

This prospectus supplement is a supplement to the prospectus dated December 29, 2021, which forms a part of our Registration Statement on Form S-1 (File No. 333-260976) (as supplemented to date, the “2021 Prospectus”), and the prospectus dated April 15, 2022, which forms a part of our Registration Statement on Form S-1 (File No. 333-264085) (as supplemented to date, the “2022 Prospectus” and, together with the 2021 Prospectus, the “Prospectuses”). This prospectus supplement is not a new registration of securities but is being filed solely to update and supplement the information in the Prospectuses with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 26, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectuses and is not complete without, and may not be delivered or utilized except in combination with, the Prospectuses, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectuses and if there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement. The 2021 Prospectus, together with this prospectus supplement, relate to (1) the issuance by us of up to 117,438,299 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), including the shares that may be issued upon exercise of warrants to purchase Class A Common Stock at an exercise price of $11.50 per share of Class A Common Stock, consisting of the public warrants and the private placement warrants (each as defined in the 2021 Prospectus); and (2) the offer and sale, from time to time, by the selling securityholders identified in the 2021 Prospectus or their permitted transferees, of up to 642,774,807 shares of Class A Common Stock (including shares underlying warrants). The 2022 Prospectus, together with this prospectus supplement, relate to the offer and sale, from time to time, by the selling securityholders identified in the 2022 Prospectus or their permitted transferees, of up to 552,382 shares of Class A Common Stock (including shares underlying warrants) and up to 7,773,333 private placement warrants.

Our Class A Common Stock and warrants are traded on the New York Stock Exchange (“NYSE”) under the symbols “WE” and “WE WS,” respectively. On May 25, 2022, the closing price of our Class A common stock was $6.79 per share, and the closing price of our warrants was $1.36 per share.

Investing in our securities involves risks. See “Risk Factors” in the Prospectuses and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if the Prospectuses or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 26, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

May 25, 2022

Date of Report (date of earliest event reported)

WEWORK INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39419	85-1144904
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

575 Lexington Avenue

New York, NY 10022

(Address of principal executive offices and zip code)

(646) 389-3922

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	WE	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock	WE WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02 - Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On May 25, 2022, the Board of Directors of WeWork Inc. (the “Company”) appointed Andre J. Fernandez as the Company’s new Chief Financial Officer, effective June 10, 2022. Mr. Fernandez, 53, served as Executive Vice President & Chief Financial Officer of NCR Corporation from 2018 to 2020, and as President & Chief Executive Officer of CBS Radio Inc. from 2015 to 2017. Prior to that, Mr. Fernandez spent seven years at Journal Communications Inc. (2008 - 2015), serving in various roles including President & Chief Operating Officer. Mr. Fernandez currently serves on the boards for (1) Givewith, (2) Sachem Acquisition Corp., and (3) Bankroll Club LLC, and previously served as Vice Chairman of the Board of Froedtert Health, and on the boards of directors of both Buffalo Wild Wings Inc. and the National Association of Broadcasters. Also on May 25, 2022, the Company and Benjamin Dunham, the Company’s current Chief Financial Officer, agreed to terminate his employment effective June 9, 2022. In connection with the termination, Mr. Dunham will receive severance as set forth in his employment agreement, effective as of October 1, 2020, with the Company. The termination is not the result of any issues relating to financial disclosures or accounting matters.

Mr. Fernandez will receive an annual base salary of $900,000 and will be eligible to participate in the Company’s benefit and compensation plans. Mr. Fernandez has a target annual cash bonus of 50% of his base salary, provided that his bonus for 2022 will be at least $450,000. In connection with his appointment as Chief Financial Officer, Mr. Fernandez will receive an award of restricted stock units with a nominal value of $3,000,000, which will vest over three years in equal annual installments on July 10, 2023, 2024 and 2025, subject to his continued employment with the Company or one of its majority-owned subsidiaries. In the first quarter of 2023, subject to his continued employment with the Company through the grant date, Mr. Fernandez will receive an award of restricted stock units consistent with the grants made to other Company employees that will vest over three years in equal annual installments in 2024, 2025 and 2026 and have a nominal value of $2,650,000.

Mr. Fernandez’s employment agreement also provides, upon any termination of employment, for payment of any accrued and unpaid base salary, payment for accrued and unused vacation time, and any rights surviving termination of employment under any employee benefit plan or program or compensation arrangement in which he participates. Upon a termination by the Company without cause or by Mr. Fernandez for good reason, the employment agreement provides for (i) 18 months of base salary (or 24 months, if such termination occurs within six months after a change in control of the Company); (ii) 150% of his target bonus (or 200%, if such termination occurs within six months after a change in control of the Company); (iii) any unpaid annual bonus for the calendar year preceding the termination; (iv) acceleration of all time-based vesting conditions of equity awards outstanding on the date of termination; and (v) COBRA reimbursements for 18 months or until he ceases to be eligible for COBRA coverage or becomes eligible for group health insurance coverage through a subsequent employer, whichever is earliest. In the event of a change in control of the Company, all time-based vesting conditions of outstanding equity awards held by Mr. Fernandez on the date of the change in control, excluding any equity awards which include a performance-vesting component, would accelerate.

There are no other arrangements or understandings between Mr. Fernandez and any other person pursuant to which he was appointed to the position of Chief Financial Officer of the Company, and Mr. Fernandez is not a party to any transaction that would require disclosure under Item 404(a) of Regulation S-K. There is no family relationship between Mr. Fernandez and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer of the Company.

Item 7.01 - Regulation FD Disclosure

On May 26, 2022, the Company issued a press release announcing the appointment of Mr. Fernandez, the termination of Mr. Dunham as the Chief Financial Officer of the Company, and the reaffirmation of its second quarter and full year guidance. The full text of the press release is furnished as Exhibit 99.1 to this Form 8-K and is incorporated by reference in this Item 7.01.

The information in this Item 7.01 of this Form 8-K and Exhibit 99.2 is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 - Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release dated May 26, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on this 26th day of May, 2022.

WEWORK INC.

By:	/s/ Jared DeMatteis
Name:	Jared DeMatteis
Title:	Chief Legal Officer

Exhibit 99.1

WeWork Names Andre J. Fernandez As Chief Financial Officer

NEW YORK, May 26, 2022 – WeWork Inc. (NYSE: WE) (“WeWork” or the “Company”), a leading global flexible space provider, announced today the appointment of Andre J. Fernandez as Chief Financial Officer effective June 10, 2022.

Fernandez joins WeWork with more than thirty years of experience in financial and executive leadership roles. Most recently, Fernandez served as Executive Vice President & Chief Financial Officer of NCR Corporation, an $8 billion global leader in enterprise software, services and hardware for the banking, retail and hospitality industries. Prior to NCR Corporation, he held executive positions as President & Chief Executive Officer of CBS Radio; President & Chief Operating Officer of Journal Communications and prior to that, CFO at Journal Communications; and a variety of global financial leadership roles at the General Electric Company.

Mr. Fernandez currently serves on the boards of Givewith, Sachem Acquisition Corp., and Bankroll Club LLC, and previously served as Vice Chairman of the Board of Froedtert Health, as well as on the boards of directors of both Buffalo Wild Wings Inc. and the National Association of Broadcasters. Mr. Fernandez received a Bachelor’s degree in Economics from Harvard University.

Reporting directly to WeWork’s Chairman and CEO, Sandeep Mathrani, Fernandez will be responsible for global finance functions at WeWork including accounting, internal audit, financial planning & analysis, reporting, treasury, tax, and investor relations.

Sandeep Mathrani, CEO and Chairman of WeWork, said: “As we continue to advance our efforts to lead the flex space category, I am excited to welcome Andre, a seasoned public company CFO, to WeWork’s executive team. With his demonstrated ability to balance operational excellence with financial discipline, Andre will provide instrumental leadership and direction as WeWork transitions from transformation to growth and innovation.”

Mathrani added: “We are sincerely grateful to Ben for his leadership during a critical time in the company’s transformation and wish him all the best in his future endeavors.”

Andre Fernandez said: “WeWork is a global visionary redefining the future of work, a future that focuses on creating a flexible, dynamic, and collaborative workplace environment for members and employees. Moving forward, WeWork’s key differentiation point of offering flexibility has never been more critical to companies of all sizes. I am excited to join Sandeep and the WeWork team to further this mission and continue strengthening the WeWork brand globally.”

The Company today also reaffirmed its second quarter and full-year guidance provided on May 12, 2022. In the Company’s Q1 2022 earnings release, WeWork updated its second quarter 2022 revenue guidance to $800 - 825 million, tightening the previous range of $775 - 825 million, and announced second quarter Adjusted EBITDA guidance of negative $125 to negative $175 million. The Company also updated its full year 2022 revenue guidance to $3.40 - 3.50 billion, a tightening of the $3.35 - 3.50 billion range provided previously and updated full-year 2022 Adjusted EBITDA guidance to negative $400 to negative $475 million, from negative $400 to negative $500 million provided previously. The Company’s guidance for the second quarter and the rest of the year excludes the impact of foreign exchange rate fluctuations.

Source: We Work

Category: Investor Relations

About WeWork

WeWork Inc. (NYSE: WE) was founded in 2010 with the vision to create environments where people and companies come together and do their best work. Since then, we’ve become one of the leading global flexible space providers committed to delivering technology-driven turnkey solutions, flexible spaces, and community experiences. For more information about WeWork, please visit us at wework.com.

Forward-Looking Statements

Certain statements made in this press release may be deemed “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although WeWork believes the expectations reflected in any forward-looking statement are based on reasonable assumptions, it can give no assurance that its expectations will be attained, and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors. Such factors include, but are not limited to, WeWork’s ability to refinance, extend, restructure or repay near and intermediate term debt; its indebtedness; its ability to raise capital through equity issuances, asset sales or the incurrence of new debt; retail and credit market conditions; impairments; its liquidity demand; changes in general economic conditions, including as a result of the COVID-19 pandemic; delays in customers and prospective customers returning to the office and taking occupancy as a result of the COVID-19 pandemic and the emergence of variants leading to a parallel delay in receiving the corresponding revenue; and WeWork’s inability to implement its business plan or meet or exceed its financial projections. Forward-looking statements speak only as of the date they are made. WeWork discusses these and other risks and uncertainties in its annual and quarterly periodic reports and other documents filed with the U.S. Securities and Exchange Commission. WeWork may update that discussion in its periodic reports, but otherwise takes no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

Use of Non-GAAP Financial Measure

This press release includes Adjusted EBITDA (including on a forward-looking basis), a financial measure not presented in accordance with generally accepted accounting principles in the United States (“GAAP”). Adjusted EBITDA is not a measure of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing our financial results. Therefore, this measure should not be considered in isolation or as an alternative to net loss or other measures of profitability, liquidity or performance under GAAP. You should be aware that WeWork’s presentation of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. WeWork believes that this non-GAAP measure of financial results (including on a forward-looking basis) provides useful supplemental information to investors about WeWork. WeWork’s management uses forward-looking non-GAAP measures to evaluate WeWork’s projected financials and operating performance. Please see WeWork’s earnings release dated May 12, 2022 for a reconciliation of net loss, the most comparable GAAP measure, to Adjusted EBITDA. To the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

Preliminary Financial Information

We report our financial results in accordance with GAAP. All projected financial information in this press release are preliminary and are not a comprehensive statement of our financial position and results of operations. There is no assurance that we will achieve our forecasted results with the relevant periods or otherwise.